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Anna T. Pinedo
T: +1 212 506 2275
F: +1 212 849 5767
APinedo@mayerbrown.com

October 11, 2024 Via EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Industrial Applications and Services 100 F Street NE Washington, DC 20549

Attention:	Tracey Houser
Al Pavot

Re:	InMode Ltd.
Form 6-K Filed August 1, 2024
File No. 001-39016

Dear Ms. Houser and Mr. Pavot:

On behalf of our client, InMode Ltd. (the “Company”), we set forth below the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) set forth in your letter dated September 30, 2024 (the “Comment Letter”), regarding the Company’s Current Report on Form 6-K filed with the SEC on August 1, 2024 (the “Form 6-K”).

For ease of reference, the Staff’s comment has been repeated below in bold type, followed by the Company’s response thereto.

Form 6-K Filed August 1, 2024

Exhibit 99.1

1.
We note your response to comment 2. The pro forma non-GAAP measures you present do not represent non-GAAP measures of future financial performance contemplated by Item 10(e) of Regulation S-K or Regulation G. Rather, these non-GAAP measures include revenue and expenses in periods before the applicable recognition and measurement principles are met, and this results in measures that are inconsistent with Rule 100 of Regulation G. We do not believe the presentation of these measures is appropriate. Please revise future filings accordingly.

The Company confirms that for future filings and press releases in which any non-GAAP financial measures are presented, measures of revenue and expenses will not be indicated in periods before the applicable recognition and measurement principals have been met.

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If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned, Anna T. Pinedo at (212) 506-2275.

Sincerely,

/s/ Anna T. Pinedo
Anna T. Pinedo

cc:	Yair Malca, Chief Financial Officer, InMode Ltd.
Brian Hirshberg, Esq., Mayer Brown LLP

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